Greenberg Traurig


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February 24, 2005


SUPPL
05006501

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alchemia Limited. (the "Issuer")
File Number 82-34820

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

1. Annual General Meeting Results dated November 19, 2004;
2. Media release dated November 19, 2004;
3. Presentation to the Annual General Meeting dated November 19, 2004; and
4. Chairman's Address, dated November 19, 2004.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Ross Kaufman

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
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WILMINGTON
ZURICH

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Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
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Alchemia


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SECTION

The Manager
Announcements
ASX Company Announcements Office

Annual General Meeting Results

In accordance with ASX Listing rule 3.13.2 and section 251AA of the Corporations Act 2001, I advise the following results in relation to the items of business considered by members of Alchemia Limited at the Company's Annual General Meeting held on 19 November 2004.

Resolution results

RESOLUTION NO.	RESOLUTION	RESULT
1	To re-elect Professor R A Andrews as director	Passed by a show of hands
2	To re-elect Dr K Healey as director	Passed by a show of hands
3	Establishment of Alchemia Limited Tax Exempt Share Plan and Alchemia Limited Executive Share Plan	Passed by a show of hands
4	Approval of award of shares to Executive Director	Passed by a show of hands

Proxy voting intentions

RESOLUTION NO	FOR	AGAINST	OPEN	TOTAL
1	39,915,468	3,500	11,453,972	51,372,940
2	39,915,468	3,500	11,453,972	51,372,940
3	38,011,650	168,285	11,453,972	49,633,907
4	38,086,574	234,785	11,453,972	49,775,331

No abstention votes were recorded

Christopher Neal
Company Secretary

19 November 2004

Alchemia Limited
ABN 43 071 666 334
3 Hi-Tech Court, Brisbane Technology Park, Eight Mile Plains QLD 4113
PO Box 6242, Upper Mt Gravatt Qld 4122
Phone 61-7-3340 0200 Fax 61-7-3340 0222 E-mail: enquiries@alchemia.com.au
World Wide Web: www.alchemia.com



19 November 2004

ASX / MEDIA ANNOUNCEMENT

Robust cash reserves and partnerships position Alchemia for ongoing success

Australian biotechnology company Alchemia Limited (ASX: ACL) today highlighted at its Annual General Meeting strong cash reserves of $18.8 million at first quarter close and a comprehensive program for the company over the coming twelve months.

Speaking at Alchemia's inaugural AGM as a publicly listed company, Chairman Mr Mel Bridges told shareholders key activities planned for Alchemia in 2004/05 included a NASDAQ listing, the completion of the pilot scale manufacture of Synthetic Heparin, continued pre-clinical studies of its anticancer and antibacterial compounds and the formation of a commercial partnership for the development of one of its early drug candidates.

Mr Bridges told the meeting Alchemia had made substantial progress with its Synthetic Heparin project and drug discovery program in its first year as a publicly listed company.

Managing Director Dr. Tracie Ramsdale said the company was on track with the planned launch of its first product - a generic version of Synthetic Heparin - in the US market during 2008.

"We are well supported with the commercialisation of Synthetic Heparin, with strong partners in The Dow Chemical Company (Dow), who have considerable expertise in manufacturing to FDA standards, and American Pharmaceutical Partners (APP) who have a strong track record of securing FDA approval for generic injectables," she said

"Our agreement with APP and an IR&D start grant means that the Synthetic Heparin program is fully funded right through to market."

Dr. Ramsdale said Alchemia expected to achieve the next significant milestone for Synthetic Heparin in mid 2005 with the completion of the pilot scale manufacture by its manufacturing partner Dow.

"The pilot scale campaign will enable accurate costings and progression to commercial scale manufacture. To date we are on track — the chemistry has translated very well with over 65% of the process now having been completed at pilot scale and with successful yields in every case," she said.

Dr. Ramsdale said generic drugs, like Alchemia's Synthetic Heparin, represented a lower risk path to market and could capture up to 90% market share in a relatively short timeframe.

"There is considerable incentive in the US and European markets to utilize cheaper generic versions in order to reduce health care costs. Generic drugs now account for almost 50% of prescription drugs in the US and that number is still growing," she said.

Dr. Ramsdale said Alchemia's drug discovery program had made a number of important achievements in the past year, particularly with its anti-cancer and antibacterial compounds.

"Our lead anti-cancer compound has recorded positive results against lung and human prostate cancer in animal model trials and we will now move to complete further animal efficacy testing in a range of animal cancer models," she said.

"We expect to complete formal preclinical testing to obtain the necessary safety and efficacy data to enter human clinical trials in 2005/2006."

Dr. Ramsdale said the company's drug discovery platform had also recorded early success with a breakthrough development of novel antibacterials to treat hospital-acquired multi-drug resistant bacteria.

"During 2005, we plan to test efficacy of our antibacterial compounds in suitable animal models of infection and secure a collaboration with an appropriate partner for their continued development," she said.

Dr. Ramsdale said Alchemia had also identified hits in a number of different therapeutic target areas, such as using its compounds for the treatment of Age-related Macular Degeneration.



"In 2005 we plan to evaluate a number of compounds in order to select our next development program," she said.

"Our strategy is to identify candidates in areas of significant unmet medical need and to advance these candidates to a suitable stage for partnering."

Alchemia recorded a new loss of $6.5 million for the 2004 financial year. The result was better than market expectations due to higher interest income and reduced staffing costs, despite an accelerated R&D program.

ENDS

Note: A full copy of the Chairman and Managing Director's address to shareholders given at today's Annual General Meeting is available on request.

FURTHER INFORMATION: Dr. Tracie Ramsdale
Alchemia Limited
Chief Executive Officer
Tel: 61-7-3340-0200

RELEASED BY: Ms Josie Brophy
Phillips Group
Tel: 61-7-3230-5000

About Alchemia

Alchemia is a drug discovery company with a novel carbohydrate platform technology focused on the development of generic synthetic Heparin and on discovering a pipeline of oncology and antibiotic therapeutics. Alchemia has leveraged its carbohydrate chemistry expertise to develop a more efficient, economical manufacturing process which Alchemia believes will ensure its generic synthetic Heparin will be cost competitive with Arixtra® and other heparin-related drugs, providing Alchemia with a potentially significant market share.

Alchemia


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SECTION

AGM 2004

Chairman's Address

Mel Bridges
Chairman
Alchemia Limited

Brisbane
Friday 19 November 2004

Good morning ladies and gentlemen, I welcome you to Alchemia's first Annual General Meeting as a publicly listed company.

ACHIEVEMENTS SINCE LISTING

2004 has been a landmark year for Alchemia – our first since floating in December 2003 and one of substantial progress for both our Synthetic Heparin project and drug discovery program. It is with great pleasure that I can report to shareholders that we delivered on all of our milestones in the year. Highlights include:

- Signing a major partnering deal with American Pharmaceutical Partners for the commercialisation of our first product – a generic version of Synthetic Heparin.
- Completing the large-scale synthesis of Synthetic Heparin at our Brisbane laboratory on time.
- Commencing the pilot scale manufacture of Synthetic Heparin at The Dow Chemical Company's Michigan facility four months ahead of schedule, and
- Achieving significant progress with our early stage drug discovery platform, particularly with encouraging results from our anti-cancer and antibacterial compounds.

I would now like to talk about these major achievements in a little more depth, starting firstly with Synthetic Heparin – our first commercial product.

SYNTHETIC HEPARIN

We plan to launch our generic version of Synthetic Heparin in the North American market in early 2008. During the past 12 months we have made enormous strides towards realising this goal, most notably forging a significant partnership with APP which will see them responsible for the regulatory filings with the FDA and for the marketing and sales of the product.

One of the most significant milestones in bringing Synthetic Heparin to market was achieved by the staff at our Brisbane laboratories with the completion of the large-scale synthesis of the drug on schedule.

Following this success our manufacturing partners The Dow Chemical Company commenced the pilot scale manufacture of Synthetic Heparin some four months ahead of time. We expect this will be complete by mid 2005 and the product produced will then be used for final formulation and stability studies required for FDA approval.

The FDA approval process is considerably simpler and timelier for generic drugs than it is for new proprietary drugs. We will only need to demonstrate to the FDA that our generic drug is the exact same chemical composition as the current proprietary drug. However we are not permitted to file our application until the existing proprietary drug's FDA granted market exclusivity expires, which occurs in December 2006.

The international heparin market is of a substantial size with 2003 worldwide sales exceeding $US3billion. Synthetic Heparin is the latest development in heparin drugs and has a two fold greater efficacy than other heparin drugs as well as improved safety. The current Synthetic Heparin on the market is Arixtra®, which was launched in 2002. Arixtra® has a complex manufacturing process, low yields and sells at a 20% premium to other earlier generation heparins. We are confident that we can manufacture Synthetic Heparin more efficiently than Arixtra® as a result of our proprietary patented carbohydrate manufacturing process, which will allow competitive pricing versus Arixtra®. We expect to sell our Synthetic Heparin at similar prices to the existing earlier generation heparins on the market. The complexity of manufacture also means that at this stage there are to the best of our intelligence no other companies working on manufacturing Synthetic Heparin.

Our competitive advantages over Arixtra® are many, including more cost effective pricing and a US marketing partner with considerable experience and success in selling generic drugs to the US hospital market. We believe these factors, combined with no other generic drug competition, will enable our product to rapidly capture a significant portion of the heparin market, which, by 2008, is estimated to be worth $US 4 billion per annum.

DRUG DISCOVERY PROGRAM

In addition to Heparin, Alchemia also has promising early stage drug opportunities. During the year we identified active compounds in a number of significant therapeutic target areas. Our most advanced are in the development of new drugs to treat cancer and multi-drug resistant bacterial infections such as 'Golden Staph'.

This year our anticancer compound was demonstrated to be effective in an animal model of human prostate cancer and as a highly potent inhibitor of angiogenesis, preventing the growth of tumours by disrupting their necessary blood supply. Since year end further encouraging results have been received on non small cell lung cancer, one of the most deadly cancers.

We also recently reported a significant breakthrough for our antibacterial compound, which saw our share price soar to a record high, eventually stabilising at above our 70-cent float price. Independent studies conducted at the University of Leeds in the UK confirmed that our novel class of antibiotic compounds have a unique mechanism of action that could revolutionise the treatment of the most serious hospital-acquired infections. These results provide us with sufficient data to initiate discussions with potential commercialisation partners. Our target is to finalise a partnering arrangement for the lead compound.

Our achievements in both the oncology and antibiotic streams of our drug development program during the past year provide significant validation that our platform technology called VAST is capable of delivering potential drugs in a number of areas of major unmet medical need.

FINANCIAL / SHARE PRICE

Your Board is delighted that Alchemia's share price has recently been trading above the 70-cent issue price. It is heartening to see that the market is starting to recognise the value in Alchemia and that our share price is more in line with the company's achievements to date.

We are confident that a number of recent company initiatives, such as international roadshows and our steps toward a listing on NASDAQ in the US, will drive the future demand for our shares. The upcoming release from escrow will also assist liquidity on the market for Alchemia's stock and presents us with an ideal opportunity to introduce further institutional holders to our share register.

As part of the Boards' and managements' goal of ensuring the unique features of Alchemia are recognised in its stock market value, we have embarked on a US American Depositary Receipt program. This is part of our broader strategic objective to build and increase our presence in the US, which is the primary market for our future products. To that end, we have made considerable progress – having secured strong commercial US partners in Dow and APP, the establishment of a business development office on the west coast and now we have moved to list on NASDAQ. We have completed

the first stage of the ADR process, which enables over-the-counter trading of Alchemia stock in the US. The level two or NASDAQ listing is the next stage and we are planning to achieve this by the end of the current financial year.

As mentioned earlier, Alchemia's senior management have also recently embarked on initial roadshows in the US and UK, where their presentations have been favourably received by biotechnology investors. Your Board is confident that access to larger investment communities, such as in the US and UK, will result in a more fully valued share price for Alchemia. We also believe further positive announcements for Synthetic Heparin and drug discovery results over the coming months will sustain and drive our share price.

OUTLOOK

The outlook for Alchemia over the coming 12 months is positive, with the major achievements of 2004 positioning us well for future growth. We have substantial cash reserves to fund further development of our products, strong commercial partnerships in place and a planned NASDAQ listing that will drive the company forward in the coming year and beyond. Importantly, the development costs for Synthetic Heparin are fully covered by our alliance partner APP and a Federal Government R&D grant.

In closing I would like to say how delighted your Board is by the results that the Alchemia team has achieved since our listing in December. We are confident of delivering further success and progress in the coming twelve months for both Synthetic Heparin and our drug discovery pipeline.

I would like to also thank my fellow directors, the management and staff of Alchemia for their enthusiasm and contribution in 2004. It has been your combined efforts that have underpinned our achievements to date. To our shareholders, thank you for continued strong support and belief in Alchemia. I look forward to sharing with you in the future success of what I believe is a company with significant potential.

I will now hand over to Tracie Ramsdale, our CEO, who will talk in more detail about our plans for 2004/05. There will be an opportunity to take questions from the floor after Tracie has finished her presentation.

Mel Bridges
19 November 2004

Alchemia

Tracie Ramsdale
CEO Presentation



Annual General Meeting November 19 2004

Synthetic Heparin- Progress in 2004

Commercialization Developments

- **Signed partnering deal with American Pharmaceutical Partners (October 2003)**
- **Secured Federal Government Start grant of $4.5M in October 2003 to fund 50% of commercialization costs**

Technology Developments

- **Completed large scale synthesis in Alchemia laboratories**
- **Commenced cGMP pilot scale manufacture at Dow 4 months ahead of schedule**

Alchemia is developing a generic version of Synthetic Heparin to compete with Arixtra when its exclusivity lapses

The regulatory approval process



Pre-clinical
Phase I
Phase II
Phase III
Approval
New Drug
INDA filing
NDA filing
Bioequivalence
if required
Development
Approval
Generic Drug
ANDA filing
0
3
7
10
14
Years

- New drug approval requires lengthy and costly clinical trials (av. cost US$800M)
- Generics need to demonstrate equivalence (av. cost<US$10M)

Alchemia

The economics of generics

- Manufacture and sell the same product in the same market
- Regulatory approval process much shorter and significantly less costly
- Selling price at a discount to the originator
- Generics can capture up to 90% market share

- Generics current prescription market share 47%, projected to be 57% by 2005
- Gross margins often exceed 80% (assuming high barriers to entry for other generic competitors)



Synthetic Heparin – Key Risks

Market Size	GSK may not obtain additional indications (therapeutic applications) for Arixtra
Manufacturing Scale-up and Costs	Scaled-up manufacturing may result in higher than anticipated costs
Regulatory Approval	FDA approval may be delayed / not obtained
Competition	Competitive response from Aventis (Lovenox) and GSK (Arixtra) Other generic players may develop competing products (Arixtra and Lovenox)

Key Risk No 1. - Market Size

Arixtra sales forecasts

- Arixtra sales forecast at US$600M in 2008 with peak sales forecast at US$950M p.a. (Lehman Bros)
- Potential market size is dependent on the number of indications approved

Market Developments in 2004

- Purchase of Arixtra by GlaxoSmithKline (GSK)
- Approval of 2 new indications for Arixtra (access to 50% of heparin market)

Expected Future Developments

- GSK remain committed to obtaining additional approvals
- Approvals for 80% of indications – end 2005
- Approvals for 100% of indications – end 2006



Key Risk No 2. – Manufacturing scale-up and cost

Highlights of 2004

- Completed large scale synthesis in Alchemia laboratories
- Commenced cGMP pilot scale manufacture at Dow 4 months ahead of schedule

Current status

- Over 65% of the steps have now been completed at pilot scale
- Yields were as good as or better than expected

Expected Future Developments

- Pilot scale cGMP manufacture due for completion by end June 2005

Key Risk No 3. – Regulatory Approval

Regulatory Issues

- Arixtra is prepared as an injectable in saline
- No formulation issues
- Need to demonstrate that our product is chemically equivalent

Strength of Partners

- Dow has strong record of commercial scale manufacturing to FDA regulatory standards
- APP has a strong record for obtaining FDA approval for generic products and securing significant market share in the hospital injectables sector



Key Risk No 4 – Other Generic Competitors (Arixtra)

- Arixtra has a highly complex chemical structure (contains five sugar units)



- Difficult to manufacture on a large scale at low cost
- Alchemia's process for producing its Synthetic Heparin is/will be protected by patents
- Creates high barriers to entry for other generic competitors



Key Risk No 4 – Other Generic Competitors (Lovenox)

- Lovenox is the largest selling member of the heparin family (sales exceeding US$1.7B in 2003)
- Aventis has patent protection until 2012
- Two companies (Teva and Amphistar) have filed for marketing approval for generic versions of Lovenox
- A third company, Momenta, has announced its intention to develop a generic Lovenox
- Aventis have filed a patent infringement suit against Teva and Amphistar, which triggers an automatic 30-month postponement which allows the patent holder time to assert its patent rights in court

Commercialisation of Synthetic Heparin


Research
Process Development
Regulatory Review
Sales and Marketing


2002
2003
2004
2005
2006
2007
2008
2021
Provisional patent filed
PCT Patent Application filed
Large scale synthesis complete
Pilot manufacturing complete
FDA Application filed (ANDA)
Arixtra indications 100% of Lovenox
Anticipated FDA approval anticipated Market launch of Alchemia's Synthetic Heparin
Patent expires

Alchemia

Unlocking the Potential of Carbohydrate-based Therapeutics

Drug Discovery Technology - Overview

- Novel drug discovery technology (VAST)
- Utilises proprietary sugar scaffolds which provide access to structural and functional diversity
- These scaffolds are used to position key binding residues
- Altering scaffolds and substitution patterns enables us to effectively scan 3-dimensional space to identify bioactive conformations



Drug Discovery Technology - Requirements

- Ability to rapidly identify potent and selective hits
- Broadly applicable
- Possess drug-like characteristics
  - Low molecular weight
  - Good solubility
  - Good stability
  - Favorable pharmacokinetics
  - Favorable toxicity/selectivity
- Proof of efficacy in animal models



Angiogenesis – Therapeutic intervention





Small localized tumor
Signaling molecule
Blood vessel
Angiogenesis
Tumor that can grow and spread



Cancer cell
VEGF (or bFGF)
Receptor protein
Endothelial cell
MMPs
Matrix
Angiogenesis Inhibitors
SST agonists
Kinase inhibitors
Integrin inhibitors

Alchemia

Alchemia's anti-cancer discovery program

- Alchemia has identified potent somatostatin agonists
- These compounds have been shown to be potent inhibitors of angiogenesis





- Good PK profile (solubility, metabolism, toxicity)



In vivo efficacy

AL compound +/- paclitaxel vs. MV522 human lung tumour xenograft model



vehicle control
paclitaxel
AL compound + paclitaxel
Estimated tumour volume (mg)
2000
1750
1500
1250
1000
750
500
250
0
0
5
10
15
20
25
30
35
day
42% TGI
75% TGI

Alchemia



Alchemia's antibiotic discovery program

- The emergence of multi-drug resistant bacteria is a serious and growing concern
- Alchemia's antibacterial discovery program is aimed at the development of new drugs to combat multi-drug resistant bacteria (VRE and MRSA)
- Compounds act by inhibited transglycosylases – enzymes essential for bacterial cell wall synthesis
- New mechanism of action – no currently marketed transglycosylase inhibitors for human use
- Several compounds have been identified which are highly potent against a broad panel of gram-positive bacteria including resistant strains (MICs = 1- 8ug/mL)
- Animal efficacy studies commenced in October 2004



Angiogenesis inhibitors –Other potential markets

Age-related Macular Degeneration (AMD)

- **AMD is a significant unmet medical need**
- **Current therapies are invasive and often inadequate**
- **~200,000 new cases per annum in USA. Major cause of blindness**

Diabetic Retinopathy (DR)

- **DR is also area of unmet medical need**
- **Current therapies are invasive and often inadequate**
- **~40,000 new cases per annum in US**

Alchemia will evaluate its angiogenesis inhibitors as potential therapeutic agents for both of these conditions during the course of 2004/2005

Commercialization Strategy

- VAST technology produces drug-like small molecules
- Technology has been used successfully against a broad range of targets to identify hits with potential application in antibacterial, anti-cancer, AMD, anti-obesity, chronic pain

Strategy

- Identify drug candidates in areas of significant unmet medical need
- Advance to a suitable stage for partnering
- Revenues generated through up-front license fees, milestone & royalty payments

Financial Results

	FY2004 $000's	FY2003 $000's
Revenue	$ 2,854	$ 2,409
Net Loss	-$ 6,522	-$ 6,864
Funds on Hand	$20,405	$ 3,889

Alchemia

End Of Presentation



Visit us on the web at www.alchemia.com